UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
Optimal Group Inc.

(Name of Issuer)
Class “A” Shares

(Title and Class of Securities)
68388R208

(CUSIP Number)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 3 Pages
     This Amendment No. 3 to Schedule 13D amends the information set forth in the Schedule 13D filed by Francis Choi, Eric Lau Tung Ching, Peter Yanofsky, Richard Yanofsky, and 7293411 Canada Inc. (the “Offeror” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (as amended, the “Schedule 13D”), relating to the to Class “A” shares, without par value (the “Common Stock”), of Optimal Group Inc., a Canadian corporation (the “Issuer” or “Optimal”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On May 6, 2010, the Reporting Persons filed with the Commission Amendment No. 2 to the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”), relating to the offer by the Offeror to purchase for cash all the issued and outstanding shares of Common Stock pursuant to Offeror’s Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended and restated on May 6, 2010 (the “Offer to Purchase”), incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO, and the related Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”), at $2.40 per share, upon the terms and subject to the conditions of the Offer.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 13	Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended and restated May 6, 2010.**

Exhibit 14	Press Release issued by the Offeror, dated May 6, 2010**

**	Incorporated by reference to the Schedule TO, filed May 6, 2010.

Page 3 of 3 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 6, 2010

/s/ Richard Yanofsky Richard Yanofsky

*

Peter Yanofsky

*

Francis Choi

*

Eric Lau

7293411 CANADA INC.

/s/ Richard Yanofsky

By: Richard Yanofsky
Title: President

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to a Power of Attorney executed by the above-indicated Reporting Persons and filed herewith as Exhibit 5.

By:	/s/ Richard Yanofsky
Richard Yanofsky, Attorney-in-fact